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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                     Commission File No. _______

                          NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_]  Form 10-Q
                                [_] Form N-SAR

                    For the Period Ended: December 30, 2000
                                         ------------------

[_] Transition Report on Form 10-K       [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F       [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

     For the Transition Period Ended: ____________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  SPECIALTY CATALOG CORP.
Former name if applicable:

Address of principal executive office   21 BRISTOL DRIVE
                                        ----------------
City, state and zip code                SOUTH EASTON, MASSACHUSETTS 02375
                                        ---------------------------------

                                    PART II
                            RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 (the "Annual Report") could not be filed within the prescribed time period for a variety of reasons including, among other things, several last minute comments and changes made by the Registrant's outside auditors to the financial statements contained in the Annual Report and certain problems caused by failures of the Registrant's outside financial printer to properly format the Annual Report and other technical difficulties beyond the Registrant's control, thereby delaying completion of the Annual Report. The registrant's annual report was filed with the Commission shortly after 5:30 p.m. on March 30, 2001, which was the last day for filing timely.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

       Thomas McCain                 (508)             238-0199
          (Name)                  (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?   If the answer is
no, identify report(s). __X__ Yes       ____ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
                        ____ Yes       __X__ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SPECIALTY CATALOG CORP.
                            -----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2001    By: /s/ Thomas McCain
                           -----------------------------------
                           Thomas McCain, Senior Vice President and
                           Chief Financial Officer

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).